

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2023

Ramzi Haidamus
Chief Executive Officer
PepperLime Health Acquisition Corporation
548 Market Street, Suite 97425
San Francisco, CA 94104

> **Re: PepperLime Health Acquisition Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 13, 2023**
> **File No. 001-40915**

Dear Ramzi Haidamus:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso